Exhibit 99.2

ZenaTech Initiates Plans for a Ukraine Testing Facility for Drone Testing and Operational Validation of its Interceptor Defense Systems

Company adds to its Ukraine manufacturing plans with a testing facility to leverage world’s most operationally demanding drone warfare environment to validate its platforms under real-world conditions

Vancouver, British Columbia, (April 7, 2026) — ZenaTech, Inc. (Nasdaq: ZENA) (FSE: 49Q) (BMV: ZENA) ("ZenaTech"), a technology solution provider specializing in AI (Artificial Intelligence) drone, Drone as a Service (DaaS), enterprise SaaS, and Quantum Computing solutions, announces plans to establish a dedicated testing facility in Ukraine and conduct drone testing and operational deployment activities to validate its drone platforms in active threat environments. This planned Ukrainian drone testing and deployment will place ZenaTech’s R&D and product validation directly within the world’s most active and operationally demanding drone warfare theater, enabling real-world testing of its Interceptor P-1 and other drone defense systems. This future testing facility will be in addition to the company’s previously disclosed plans for initiation of a manufacturing facility in Ukraine, positioning the company for the accelerated development of cost-effective counter-UAS systems for US-allied defense customers worldwide.

“Ukraine represents an unparalleled testing and validation environment for defense drone systems,” said Shaun Passley, Ph.D., ZenaTech CEO. “There is no testing environment on earth that replicates the operational intensity, threat complexity, and pace of innovation occurring in Ukraine today. By conducting our drone testing and product validation in this environment, we gain a level of real-world operational credibility that cannot be replicated in a laboratory or controlled airspace. Every data point we expect to collect, every engagement scenario we plan to validate, and every product iteration we execute in Ukraine will directly strengthen our product offering for defense customers from Gulf states to NATO allies to the U.S. Department of War.”

The company announced that it has initiated Ukraine operations and the establishment of a drone manufacturing facility that is intended to serve as a primary production hub for the company's Interceptor P-1 one-way expendable interceptor drone, targeted to sell for under $5,000 USD. It plans to utilize this Ukraine facility to manufacture its counter-UAS platforms, which are being engineered to defeat hostile drones at a fraction of the cost of conventional missile-based interception. These operations are designed to leverage Ukraine's deep aerospace engineering talent base and its position at the forefront of real-world drone warfare and counter-drone innovation.

Western Ukraine has emerged as the center of the country’s defense technology ecosystem, benefiting from relative security, proximity to NATO logistics corridors, and a rapidly growing defense-tech cluster. Ukraine’s Ministry of Defense has streamlined drone testing regulations under martial law, simplifying authorization pathways for defense-affiliated operators.

ZenaTech is currently working with legal and compliance experts to set up and structure its Ukraine operations as well as hiring staff. The company is also coordinating planned testing authorization through the Ukrainian Armed Forces and the State Aviation Authority of Ukraine (SAAU), leveraging the accelerated regulatory framework available to defense drone programs.

ZenaTech’s planned Ukraine-based operational testing program is designed to generate validated performance data, field-proven operational credibility, and battle-tested product refinement that will directly support the Company’s commercial engagement with defense procurement authorities globally. The Company plans to actively pursue defense customer engagement in the United Arab Emirates, the Kingdom of Saudi Arabia, and the State of Qatar, where counter-drone capability has become a strategic national security priority.

The company is committed to compliance with all applicable regulations including export and trade controls. Further updates on testing facility set up and operational milestones achieved will be provided over the upcoming months.

About ZenaTech

ZenaTech (Nasdaq: ZENA) (FSE: 49Q) (BMV: ZENA) is a technology company specializing in AI drone, Drone as a Service (DaaS), enterprise SaaS and Quantum Computing solutions for mission-critical applications for business, government and defense. Since 2017, the Company has leveraged its software development expertise and grown its drone design and manufacturing capabilities through ZenaDrone, to innovate and improve customer inspection, surveying, monitoring, safety, security, and compliance, and maintenance processes. With enterprise software customers using branded solutions in law enforcement, government, and industrial sectors, and drones being implemented in these plus agriculture, defense, and logistics sectors, ZenaTech’s portfolio of solutions helps drive speed, accuracy, and cost savings. The Company operates through global offices in North America, Europe, Taiwan, and UAE, and is growing its DaaS business and global network of locations through acquisitions.

About ZenaDrone

ZenaDrone, a wholly owned subsidiary of ZenaTech, develops and manufactures autonomous drone solutions that can incorporate machine learning software, AI, predictive modeling, Quantum Computing, and other software and hardware innovations. Created to revolutionize the hemp farming sector, its specialization has grown to multifunctional drone solutions for surveying, inspection, tracking, process automation, and defense applications.

Currently, the ZenaDrone 1000 drone is used for crop management applications and critical field cargo applications in the defense sector, the IQ Nano indoor drone is used for inventory management and security in the warehouse and logistics sectors, the IQ Square is an outdoor drone designed for power washing and inspections use in commercial and government sectors, and the IQ Quad is for land surveys.

Contacts for more information:

Company, Investors, and Media:

Linda Montgomery

ZenaTech

312-241-1415

investors@zenatech.com

investors@zenatech.com

Investors:

Michael Mason

CORE IR

investors@zenatech.com

Safe Harbor

This press release and related comments by management of ZenaTech, Inc. include “forward-looking statements” within the meaning of U.S. federal securities laws and applicable Canadian securities laws. These forward-looking statements are subject to the safe harbor provisions under the Private Securities Litigation Reform Act of 1995. This forward-looking information relates to future events or future performance of ZenaTech and reflects management’s expectations and projections regarding ZenaTech’s growth, results of operations, performance, and business prospects and opportunities. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management. In some cases, forward-looking information can be identified by terminology such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “aim”, “seek”, “is/are likely to”, “believe”, “estimate”, “predict”, “potential”, “continue” or the negative of these terms or other comparable terminology intended to identify forward-looking statements.  Forward-looking information in this document includes, but is not limited to ZenaTech’s expectations regarding its revenue, expenses, production, operations, costs, cash flows, and future growth; expectations with respect to future production costs and capacity; ZenaTech's ability to deliver products to the market as currently contemplated, including its drone products including ZenaDrone 1000, IQ Square, IQ Nano, IQ Quad, Interceptor P-1, ZenaDrone 2000, and IQ Glider; ZenaTech's ability to develop products for markets as currently contemplated; ZenaTech’s anticipated cash needs and it’s needs for additional financing; ZenaTech’s intention to grow the business and its operations and execution risk; expectations with respect to future operations and costs; the volatility of stock prices and market conditions in the industries in which ZenaTech operates; political, economic, environmental, tax, security, and other risks associated with operating in emerging markets; regulatory risks; unfavorable publicity or consumer perception; difficulty in forecasting industry trends; the ability to hire key personnel; the competitive conditions of the industry and the competitive and business strategies of ZenaTech; ZenaTech’s expected business objectives for the next twelve months; ZenaTech’s ability to obtain additional funds through the sale of equity or debt commitments; investment capital and market share; the ability to complete any contemplated acquisitions; changes in the target markets; market uncertainty; ability to access additional capital, including through the listing of its securities in various jurisdictions; management of growth (plans and timing for expansion); patent infringement; litigation; applicable laws, regulations, and any amendments affecting the business of ZenaTech and other related risks and uncertainties disclosed under the heading “Risk Factors“ in the Company’s Form F-1, Form 20-F and other filings filed with the United States Securities and Exchange Commission (the “SEC”) on EDGAR through the SEC’s website at www.sec.gov. The Company undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents managements’ best judgment based on information currently available. No forward-looking statement can be guaranteed and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.